Exhibit 99.1

Foresight: Eye-Net and SoftBank Corp. Enter Agreement with Japanese Vehicle Manufacturer

Parties are collaborating in a multi-phase plan to assess Eye-Net’s technology as a potential ADAS system for the manufacturer’s vehicles

Ness Ziona, Israel – July 26, 2024 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision solutions, announced today that its wholly owned subsidiary, Eye-Net Mobile Ltd. (“Eye-Net”), has signed a three-way multi-phase agreement for a paid proof of concept (POC) project with SoftBank Corp. (Tokyo: 9434) (“SoftBank”) and a Japanese vehicle manufacturer. SoftBank will provide the required cellular network infrastructure and support for the project.

The project is part of a multi-phase plan to be initiated during the third quarter of 2024. The initial phase will consist of an evaluation of Eye-Net™ Sense demonstration kit in a standalone mode. Upon successful evaluation, the parties may engage in the second phase of integrating Eye-Net Sense into the vehicle manufacturer’s infotainment systems. Successful completion of the first two phases could lead to the integration of the Eye-Net Sense solution into the manufacturer’s advanced driver assistance systems (ADAS), potentially leading to full commercial deployment in the manufacturer’s vehicles.

“This agreement marks a significant advancement for Eye-Net and an additional initiative in Japan’s automotive sector aimed at significantly improving road safety. By combining SoftBank’s extensive network of partners and large user base with the vehicle manufacturer’s widespread driver and vehicle presence, Eye-Net holds the potential to protect millions of road users across the country from non-line-of-sight collisions,” said Dror Elbaz, CEO of Eye-Net.

For more information about Eye-Net, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; X (formerly Twitter), @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles, and heavy industrial equipment. Eye-Net’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on X (formerly Twitter), or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that a successful completion of the first two phases could lead to the integration of the Eye-Net Sense solution into the manufacturer’s advanced driver assistance systems, potentially leading to full commercial deployment in the manufacturer’s vehicles, the advantages and benefits of Eye-Net Sense and that Eye-Net holds the potential to protect millions of road users across the country from non-line-of-sight collisions . Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”) on March 27, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654